                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-61507


                                   PROSPECTUS
                                   ----------

                             MICROSOFT CORPORATION
                              63,600 Common Shares
                        Par Value of $.000025 Per Share

                    ________________________________________

     This Prospectus relates to up to 63,600 shares of common stock (the "Common Shares") of Microsoft Corporation, a Washington corporation ("Microsoft"), which may be offered from time to time by the selling shareholders named herein (the "Selling Shareholders"). Microsoft will not receive any of the proceeds from the sale of the Common Shares. Microsoft will bear the costs relating to the registration of the Common Shares estimated to be approximately $19,000.

     The Common Shares are registered as a result of the merger (the "Merger") of MV Acquisition Corporation, a Washington corporation and wholly owned subsidiary of Microsoft, with and into Valence Research, Incorporated, an Oregon corporation ("Valence"). Pursuant to the Merger, Microsoft agreed to register the Common Shares received by the Selling Shareholders in connection with the Merger. In connection with the Merger, each Selling Shareholder entered into an investment agreement with Microsoft (the "Investment Agreement").

     The Common Shares are traded on the Nasdaq Stock Market under the symbol MSFT. The average of the high and low prices of the Common Shares as reported on the Nasdaq Stock Market on August 10, 1998 was $105.375 per Common Share.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                   ________________________________________

                The date of this Prospectus is August 21, 1998.

    All of the securities to be registered hereby are to be offered for the account of security holders.

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                             AVAILABLE INFORMATION

     Microsoft is subject to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission (the "Commission") in accordance therewith. Such reports, proxy statements, and other information filed by Microsoft are available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth St., N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including Microsoft, that file electronically with the Commission. The Common Shares are traded as "National Market Securities" on the Nasdaq National Market. Material filed by Microsoft can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                    ________________________________________


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by Microsoft with the Commission are incorporated by reference in this Prospectus:

     1.  Microsoft's Annual Report on Form 10-K for the year ended June 30,
         1997.

     2.  Microsoft's Proxy Statement dated September 26, 1997.

     3. Microsoft's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

     4. Microsoft's Quarterly Report on Form 10-Q for the period ended December 31, 1997, as amended.

     5. Microsoft's Quarterly Report on Form 10-Q for the period ended March 31, 1998.

     6. The description of the Common Stock of Microsoft that is contained in the registration statement of Microsoft filed on Form S-3, dated December 13, 1996; registration number 333-17143.

     All documents filed by Microsoft pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof.

     Microsoft hereby undertakes to provide without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the foregoing documents incorporated herein by reference (other than exhibits to such documents that are not specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests should be directed to Investor Relations Department, Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052-6399, telephone number (425) 882-8080.

     No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by Microsoft. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Microsoft since the date hereof.

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     This Prospectus constitutes a part of a Registration Statement that
Microsoft has filed with the Commission under the Securities Act of 1933, as amended, (the "1933 Act"), with respect to the Common Shares. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related Exhibits thereto for further information with respect to Microsoft and the securities offered hereby. Such additional information can be obtained from the Commission's office in Washington, D.C. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                                  THE COMPANY

     Microsoft was founded as a partnership in 1975 and incorporated in 1981. Microsoft develops, manufactures, licenses, sells, and supports a wide range of software products, including operating systems for personal computers ("PCs") and servers; server applications for client/server environments; business and consumer productivity applications; software development tools; and Internet and intranet software and technologies. Microsoft has recently expanded its interactive content efforts, including MSN(TM), The Microsoft Network online service, various Internet-based services, and entertainment and information software programs. Microsoft also sells personal computer books and input devices and researches and develops advanced technologies for future software products. Microsoft's business strategy emphasizes the development of a broad line of PC and server software products for business and personal use, marketed through multiple channels of distribution.

     Microsoft is a Washington corporation and its principal executive offices are located at One Microsoft Way, Redmond, Washington 98052-6399, its telephone number is (425) 882-8080 and its electronic mail address is msft@microsoft.com.

                                USE OF PROCEEDS

     Microsoft will not receive any proceeds from the sale of the Common Shares offered hereby; nor will such proceeds be available for Microsoft's use or benefit.

                             SELLING SHAREHOLDERS

     All of the Common Shares described in this Prospectus will be owned immediately after registration by the Selling Shareholders. All of the shares offered by the Selling Shareholders were acquired in connection with the Merger. Such shares do not exceed one percent (1%) of Microsoft's outstanding capitalization. None of the Selling Shareholders has a material relationship with Microsoft, except that certain Selling Shareholders are or will be non-officer employees of Valence or Microsoft.

                             PLAN OF DISTRIBUTION

     Microsoft has been advised by each Selling Shareholder that, subject to the terms of the Investment Agreement, each Selling Shareholder expects to offer his, her, or its Common Shares to or through brokers and dealers and underwriters to be selected by the Selling Shareholder from time to time. In addition, the Common Shares may be offered for sale through the Nasdaq Stock Market, in the over-the-counter market, through a market maker, in one or more private transactions, or a combination of such methods of sale, at prices and on terms then prevailing, at prices related to such prices, or at negotiated prices. Each Selling Shareholder may pledge all or a portion of the Common Shares owned by him, her or it as collateral in loan transactions. Upon default by any such Selling Shareholder, the pledgee in such loan transaction would have the same rights of sale as such Selling Shareholder under this Prospectus. Each Selling Shareholder also may enter into exchange traded listed option transactions that require the delivery of the Common Shares listed hereunder. Subject to the terms of the Investment Agreement, each Selling Shareholder may also transfer Common Shares owned by him, her or it in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such Selling Shareholder under this Prospectus. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 of the 1933 Act, and may be sold under Rule 144 rather than pursuant to this Prospectus.

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

Finally, each Selling Shareholder and any brokers and dealers through whom sales of the Common Shares are made may be deemed to be "underwriters" within the meaning of the 1933 Act, and the commissions or discounts and other compensation paid to such persons may be regarded as underwriters' compensation.

                                 LEGAL MATTERS

     The validity of the Common Shares offered hereby will be passed upon for Microsoft by Preston Gates & Ellis LLP, 5000 Columbia Center, 701 Fifth Avenue, Seattle, Washington 98104. As of the date hereof, attorneys in Preston Gates & Ellis LLP who have worked on substantive matters for Microsoft own less than 500,000 Common Shares.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference from Microsoft's Annual Report on Form 10-K for the year ended June 30, 1997, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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